UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Pre-Paid Legal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

740065 10 7

 (CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT  06830
(203) 661-1200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2010

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 755,900
	8	SHARED VOTING POWER 1,609,415
	9	SOLE DISPOSITIVE POWER 840,900
	10	SHARED DISPOSITIVE POWER 1,609,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,315
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER 1,609,415
	9	SOLE DISPOSITIVE POWER 20,100
	10	SHARED DISPOSITIVE POWER 1,609,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,629,515
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,544,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,544,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,544,415
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 488,434
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 488,434
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No.  740065 10 7

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,675
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,014,675
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON PN

Explanatory Note:

The following constitutes Amendment No. 8 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Steven M. Fischer, Idoya Partners and Prescott Associates originally filed with the Securities Exchange Commission on March 20, 2002, as amended by Amendment No. 1 filed on November 12, 2002, Amendment No. 2 filed on October 21, 2004, Amendment No. 3 filed on February 3, 2005, Amendment No. 4 filed on July 11, 2008, Amendment No. 5 filed on December 12, 2008, Amendment No. 6 filed on March 3, 2010 and Amendment No. 7 filed on June 25, 2010 (as amended, the “Amended Schedule 13D").

The Amended Schedule 13D is hereby amended as follows:

Item 4.  Purpose of Transaction

Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Fischer beneficially own 2,450,315, 1,629,515 and 1,544,415 shares of Common Stock, respectively, personally and in their capacity as investment managers for Idoya Partners, Prescott Associates and other managed accounts (the "Managed Accounts").  The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Idoya Partners and Prescott Associates) for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, and (iii) certain family members of Messrs Smith and Vassalluzzo and trusts for the benefit of certain family members of Mr. Smith.  In addition, Messrs. Smith and Vassalluzzo own 755,900 and 9,000 shares of Common Stock, respectively, for their own accounts (collectively, the "Personal Shares").  The 1,705,515 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts.  Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes.

The Reporting Persons continually evaluate their position in the company and may in the future engage in open market sales, including sales made pursuant to Rule 144, and consider other strategic transactions, which could involve a disposition of some or all of their shares.  Any actions taken by the Reporting Persons will be dependent upon market conditions, the evaluation of alternative investments and such other factors as may be considered relevant.  Based on such factors, the Reporting Persons may also purchase Common Stock from time to time on terms considered desirable by the Reporting Persons.  In addition, the Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the company's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

On October 30, 2010, Mr. Smith delivered a letter on behalf of the Reporting Persons and other Managed Accounts to the Special Committee of the Board of Directors of the company relating to the company’s press release dated October 25, 2010 and recent steps taken by the Special Committee in evaluating strategic alternatives to enhance shareholder value.  In the letter, Mr. Smith strongly recommended that the Special Committee move expeditiously in its evaluation given the current fragility of the financing markets, and stated that the Reporting Persons and other Managed Accounts believe that the offer of the unidentified private equity firm was appropriate in terms of price and allowed the Issuer to reduce its exposure to any downward trend in the financing markets.  Mr. Smith stated that the Reporting Persons and other Managed Accounts will continue to be supportive and constructive shareholders and supported the Special Committee's  plan to evaluate all viable strategic alternatives, but cautioned that time is of the essence and urged due consideration of the existing opportunity for value realization by the company’s shareholders.  In order to facilitate a transaction, Mr. Smith stated that the Reporting Persons and other Managed Accounts are prepared to either sell all of their shares or participate in the buyout offer, in either case, on terms that they consider appropriate.  A copy of the letter delivered by Mr. Smith to the Special Committee is included as Exhibit 2 attached hereto and the description of the letter contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Items 5(a) and (b) of the Amended Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           Based on the 9,764,441 shares of Common Stock reported as outstanding as of October 21, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 27, 2010, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith – 2,450,315 shares (25.1%); Mr. Vassalluzzo – 1,629,515 shares (16.7%); Mr. Fischer – 1,544,415 shares (15.8%); Idoya Partners – 488,434 shares (5.0%); and Prescott Associates – 1,014,675 shares (10.4%).

(b)           Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of 755,900 and 9,000 shares of Common Stock, respectively, and to dispose or to direct the disposition of 840,900 and 20,100 shares of Common Stock, respectively.  Mr. Fischer has the sole power to vote or to direct the vote and to dispose or direct the disposition of no shares.  Idoya Partners and Prescott Associates have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 488,434 and 1,014,675 shares of Common Stock, respectively.  Of the 1,705,515 shares of Common Stock owned by the Managed Accounts, Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote of and dispose or to direct the disposition of 1,609,415, 1,609,415 and 1,544,415 shares of Common Stock, respectively.  Idoya Partners and Prescott Associates do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

Item 7.	Material to Be Filed as Exhibits

1.	Agreement relating to the joint filing of this statement on Schedule 13D/A dated November 1, 2010.

2.	Letter from Thomas W. Smith to the Special Committee of the Board of Directors of Pre-Paid Legal Services, Inc. dated October 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2010

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D/A, dated November 1, 2010, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  November 1, 2010

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By:	Thomas W. Smith
Its:	General Partner

Exhibit 2

Prescott Investors, Inc.
323 Railroad Avenue, Greenwich, Connecticut  06830
(203) 661-1200    Fax (203) 661-5070

October 30, 2010

Special Committee of the
Board of Directors
c/o Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, OK  74820-5813

Gentlemen:

I am writing to you on my own behalf and on behalf of Scott J. Vassalluzzo and Steven M. Fischer (the “Investment Managers”), as well as certain investment limited partnerships and other managed accounts (“Managed Accounts") over which Messrs. Vassalluzzo, Fischer and I have voting and/or investment authority.  The Investment Managers and the Managed Accounts are referred to collectively herein as the “Prescott Investors.”  The Prescott Investors beneficially own an aggregate of 2,470,415 shares of common stock of Pre-Paid Legal Services, Inc. (“Pre-Paid”), representing  25.3% of Pre-Paid’s outstanding common stock.  This letter expresses the views of the Prescott Investors as significant shareholders of Pre-Paid.

The Prescott Investors have been shareholders of Pre-Paid for the past 14 years, with our first investment in Pre-Paid tracing back to November 1996.  I served on the Pre-Paid Board of Directors for more than five years, from 2004 through February 2010.  As evidenced by our long-standing relationship with the company, we believe that Pre-Paid is truly a remarkable company, and that Harland Stonecipher, who founded the company in 1968 and devoted his life to its growth, has created a product that is truly one-of-a-kind.  Over the years, Pre-Paid has developed an impressive nationwide and Canadian network of law firms that delivers high quality legal services for a fraction of typical costs.  Through the efforts of a seasoned home office staff in Ada, Oklahoma and a talented independent sales force in the field, Pre-Paid has grown to become one of the largest providers of legal expense plans in the United States with over 1.4 million legal and nearly 800,000 identity theft memberships, more than five times the number that existed when we first invested.

With that background, we commend the Special Committee for taking steps to evaluate strategic alternatives to enhance shareholder value, as noted in Pre-Paid’s press release on October 25, 2010.  We do, however, strongly recommend that the Committee move expeditiously in its evaluation given the current fragility of the financing markets.  We believe that the offer of the unidentified private equity firm that was noted in the company’s press release was appropriate in terms of price, and although the offer has since been withdrawn, we understand that the private equity firm remains interested in pursuing a transaction.  The private equity firm’s offer has the added benefit of allowing Pre-Paid to reduce its exposure to any downward trend in financing markets, as we understand that the potential buyer has completed due diligence, is fully financed and prepared to negotiate a merger agreement immediately.  In addition, we understand that the buyer would maintain Pre-Paid’s headquarters in Ada, OK, which would preserve the company’s strong ties within the local community.

The Prescott Investors will continue to be supportive and constructive shareholders of Pre-Paid, as we have been over the past 14 years.  While we support the Committee’s plan to evaluate all viable strategic alternatives, we caution that time is of the essence and urge due consideration of the existing opportunity for value realization by Pre-Paid’s shareholders.  In order to facilitate a transaction that is in the best interests of shareholders, the Prescott Investors are prepared to either sell all of our Pre-Paid stock or participate in the buyout offer, in either case, on terms that we deem to be appropriate.

We appreciate your consideration of our views and look forward to learning more about the Committee’s efforts.

Very truly yours,

/s/ Thomas W. Smith

Thomas W. Smith

cc:  Mr. Harland C. Stonecipher